Kapalya Inc.



ANNUAL REPORT

1935A Addison Street

Berkeley, CA 94704

0

https://www.kapalya.com

This Annual Report is dated May 2, 2022.

BUSINESS

Our solution empowers businesses and their employees to securely store sensitive files at rest and in transit across multiple platforms through a user-friendly desktop and mobile application.

This, patent-pending, ubiquitous encryption management platform (EMP), protects all your corporate data by seamlessly encrypting files on: Endpoints (desktops/laptops), mobile devices (smartphones/tablets), Virtual desktop infrastructure, public cloud (Amazon S3, BOX, Google Drive and Microsoft OneDrive).

With KAPALYA's EMP, companies have the ability to share encrypted files across multiple cloud platforms.

Most importantly, using the EMP allows companies to recover all their data on endpoints after a ransomware breach within hours, WITHOUT any data leakage or exfiltration. This ensures that cybercriminals will NOT extort companies for further money.

Our second generation, patent-protected product, based on Artificial Intelligence and Machine Learning, will be released in Q2 2022. This solution will feature active detection, remediation, and eradication of ransomware on endpoints, mobile, cloud, file-serves, databases, email servers, and social media feeds. We are proud to announce that this second product has won the coveted National Science Foundation's SBIR award which demonstrates that this is next-generation deep technology designed to combat the single most challenging cybersecurity threat globally - ransomware.

Our patent-protected algorithms belong to Kapalya for the first product. We have licensed a second patent from the NSA which is the basis of our second-generation product. This license arrangement allows Kapalya to use NSA's patent to build our second-generation product and Kapalya enjoys the same patent protection rights as the NSA. Any subsequent products jointly developed by Kapalya and NSA will be patented by both entities.

Currently, we have two business models - an annual recurring revenue (ARR) based dedicated solution for large enterprises and Governments and a SaaS monthly recurring revenue (MRR) model for small and medium-sized businesses.

To date, we have secured partnerships with two global system integrators, two US-based resellers, and one Asian distributor selling into 16 Asian countries. These are our existing channel sales in addition to an existing direct internal sales force.

We are pleased to announce that we have secured a global multi-billion-dollar customer that is currently deploying our solution and have a healthy pipeline of enterprise and Government customers.

KAPALYA Inc. is a Delaware C-Corporation that is headquartered in California. KAPALYA Inc. was operating in the pre-revenue stage of development prior to 2021. However, we have secured our first Purchase Order and have started generating revenue.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 2,061,173
Use of proceeds: Product development, Sales and Marketing
Date: September 01, 2020
Offering exemption relied upon: Regulation D

Type of security sold: Convertible Note
Final amount sold: $20,500.00
Use of proceeds: Product Development
Date: April 01, 2020
Offering exemption relied upon: Regulation D

Type of security sold: SAFE
Final amount sold: $60,000.00
Use of proceeds: Product Development
Date: November 01, 2018
Offering exemption relied upon: Regulation D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

We have been in development mode for the last three years, constantly building products, getting customer feedback, and refining the product. Since we were not in active sales mode, we did not generate any revenues in the last three years.

In 2021, we started generating revenues as our first product hit the market. We are predicting 2022 to be our breakout year as we currently have a healthy pipeline of partners and customers with a solid sales funnel. In addition, we plan to launch our second-generation product in 2022, which will provide increased revenues and open more partnership opportunities.

Historical results and cash flows:

In previous years, we spent a significant amount of time developing and refining the product to create a product-market fit. Most of that work is now complete and we are ready to start full sales and marketing activities which will result in significantly higher revenues in 2022.

In addition to our first product that is already in the market, we will be launching a second product called "Advanced Ransomware Countermeasures (ARC) based on AL/ML which is designed to disrupt the ransomware prevention landscape. This has the potential to be a game-changer based on patent-protected technologies developed by the National Security Agency (NSA), that Kapalya has licensed from the NSA. In addition, Kapalya and NSA have signed a collaborative research and development agreement (CRADA), under which, two NSA researchers and scientists are working with Kapalya to further develop and commercialize ARC. Since ransomware is the biggest cybersecurity threat facing governments and enterprises globally, we feel that ARC will be a great revenue generator as it is needed in the market NOW!

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $79,929.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Sudesh Kumar
Amount Owed: $200,000.00
Interest Rate: 3.0%

Maturity Date: April 13, 2025

Creditor: Polfitz LLC
Amount Owed: $300,000.00
Interest Rate: 3.0%
Maturity Date: March 13, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: SUDESH KUMAR

SUDESH KUMAR's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder
Dates of Service: April 17, 2015 - Present
Responsibilities: Founded the company based on his vision

Position: CEO
Dates of Service: April 17, 2015 - Present
Responsibilities: - Oversees entire day-to-day operations, financials, sales, products, technology and future roadmap. Currently, Sudesh is drawing a salary of $180,000/year and owns 42.186% of Kapalya's common stock;

Position: Director
Dates of Service: April 17, 2015 - Present
Responsibilities: Performs all regulatory and government filings with Federal and State agencies. Calls regular board meetings and provides future outlook.

Position: Chairman of the Board
Dates of Service: January 20, 2022 - Present
Responsibilities: Oversee Entire company operations

Other business experience in the past three years:

Employer: KOSMOS Consultants Inc.
Title: President
Dates of Service: January 01, 2014 - Present
Responsibilities: Oversee consulting practice. For the last 3 years, Sudesh has spent less that 2% of his time at KOSMOS. He spends over 98% of his time working at Kapalya. There is no relationship between KOSMOS and Kapalya.

Name: SAEED KHOSRAVI

SAEED KHOSRAVI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer
Dates of Service: April 01, 2016 - Present
Responsibilities: Oversees software development and manages technical operations. His annual compensation is $140,000/year and he owns 10.451% of Kapalya's common stock

Other business experience in the past three years:

Employer: Worldwide Technology
Title: Network Engineer
Dates of Service: January 01, 2019 - Present
Responsibilities: Oversee network implementation

Other business experience in the past three years:

Employer: Bloomberg LP
Title: Network Engineer
Dates of Service: September 22, 2018 - September 21, 2019
Responsibilities: Over Bloomberg's LAN/WAN and upgrade all routers to latest version of software

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sudesh Kumar
Amount and nature of Beneficial ownership: 5,048,449
Percent of class: 42.186

RELATED PARTY TRANSACTIONS

Name of Entity: Sudesh Kumar
Relationship to Company: Officer
Nature / amount of interest in the transaction: Made a loan to company so that company could carry on operations.
Material Terms: To be payable when company generates revenues in excess of $500,000 or raises investment in excess of $1,000,000

OUR SECURITIES

Common Stock

The amount of security authorized is 20,000,000 with a total of 11,967,040 outstanding.

Voting Rights

1 Vote per Share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with the full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment has underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Kapalya Inc.

By   /s/ *Sudesh Kumar*

     Name: Sudesh Kumar

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

KAPALYA INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021
(Unaudited)

These financial statements of Kaplaya Inc. are certified to be true and accurate to the best of my knowledge.

Sudesh Kumar

Sudesh Kumar
Chief Executive Officer
4/29/2022

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

KAPALYA INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2021**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash &cash equivalents	$	100,818
Total current assets		**100,818**
Intangible Assets, net		214,101
Total Assets	**$**	**314,919**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	18,812
Credit Card		598
Current portion of loans and notes		
Total current liabilities		**19,410**
Customer Advance		137,177
Promissory Notes and Loans		27,438
Total liabilities	$	**164,615**
STOCKHOLDERS EQUITY		
Common Stock		10,213
Additional Paid In Capital		653,690
Retained earnings/(Accumulated Deficit)		(533,009)
Total stockholder's equity		**130,894**
Total liabilities and stockholder's equity	**$**	**314,919**

See accompanying notes to financial statements.

KAPALYA INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**
(USD $ in Dollars)		
Net revenue	$	87,823
Cost of goods sold		139,319
Gross profit		(51,496)
Operating expenses		
General and administrative		87,332
Sales and marketing		-
Total operating expenses		87,332
Operating income/(loss)		(138,828)
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(138,828)
Provision/(Benefit)for income taxes		-
Net Loss		**(138,828)**

See accompanying notes to financial statements

KAPALYA INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stocks		Additional Paid In	Retained earnings/ (Accumulated Deficit)	Total Shareholder
(in , $US)	Shares	Amount	Capital		Equity
Balance -December 31,2020	**10,212,982**	**$ 10,213**	**$ 653,690**	**$ (360,135)**	**$ 303,769**
Issuance of Common Stock					
Prior Period Adjustments	-	-		(34,046)	(34,046)
Net income/(loss)	-			(138,828)	(138,828)
Balance -December 31,2021	**10,212,982**	**10,213**	**653,690**	**(533,009)**	**130,894**

See accompanying notes to financial statements.

KAPALYA INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(138,828)
Adjustment to reconcile net income to net cash provided/(used) by operating activities:		
Amortization of intangibles		29,080
Changes in operating assets and liabilities:		
Customer Advance		137,177
Credit Cards		(18)
Account Payable		(73,267)
Net cash (used) by operating activities		**(45,856)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of intangible assets		-
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Prior Period Adjustments		(34,046)
Issuance of Stocks		-
Borrowing on loans		-
Loans from Partners		7,665
Net cash provided/(used) in financing activities		**(26,381)**
Change in cash		(72,237)
Cash --beginning of year		173,055
Cash --end of year	$	**100,818**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$	-
Cash paid during the year for income taxes		
	$	-

OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES

Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kapalya Inc. was founded on April 17, 2015 in the state of Delaware. The financial statements of Kapalya Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Berkley, California.

Kapalya has developed an Enterprise-wide encryption key management platform (EMP), using Symmetric cryptography keys. This enables enterprises to manage encryption keys for thousands of users, across multiple geographies, through a seamless and easy to use interface.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its development costs in connection with development of software, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Kapalya Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of Enterprise-wide encryption key management platform (EMP) tool to the final customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 amounted to $9,048 which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 5, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLE ASSETS

As of December 31, 2021, intangible asset consists of:

As of Year Ended December 31,		2021
Software		9,136
Development costs		266,138
Intangible assets, at Cost	$	**275,274**
Accumulated amortization		(61,173)
Intangible assets, Net	$	**214,101**

Amortization expense for software and development costs for the fiscal year ended December 31, 2021 was in the amount of $4,566 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization expense
2022	(27,527)
2023	(27,527)
2024	(27,527)
2025	(27,527)
Thereafter	(105,544)
Total	**$ (215,652)**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 20,000,000 shares of common shares class with par value of $0.001. As of December 31, 2021, 11,967,040 have been issued and are outstanding.

5. INCOME TAXES

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $412,451, and the Company had state net operating loss ("NOL") carryforwards of approximately $138,440. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

On May 16, 2018, the company issued Promissory Note to one of the shareholder and CEO, Sudesh Kumar, in the amount of $50,000. The notes bear interest rate of 7% per annum and has maturity date on May 16, 2023. As of December 31, 2021, the outstanding balance of this note is in the amount of $0 and the notes have been classified as non-current liability.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

CERTIFICATION

I, Sudesh Kumar, Principal Executive Officer of Kapalya Inc., hereby certify that the financial statements of Kapalya Inc. included in this Report are true and complete in all material respects.

Sudesh Kumar

Chief Executive Officer